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SECURITIE[S] ... N

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

JUN 29 2015

SEC FILE NUMBER
8- 68010

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2014** (MM/DD/YY) AND ENDING **DECEMBER 31, 2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WORDEN CAPITAL MANAGEMENT LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Ring Road West, Suite 210
Garden City, NY 11530

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Depietto CPA PC
(Name - *if individual, state last, first, middle name*)

1981 Marcus Ave, Suite C110	Lake Success	NY	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Jamie Worden**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Worden Capital Management LLC** as of **DECEMBER 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

RICHARD R BORGNER
Notary Public - State of New York
NO. 01BO6090162
Qualified in Nassau County
My Commission Expires 4/7/2019

Signature

Member, CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORDEN CAPITAL MANAGEMENT LLC

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
Under SEC Rule 15c3-1

December 31, 2014

Net capital		
Total Member equity	$	308,809
Non-allowable assets, deductions and/or charges		
Commission Receivable		8,000
Fixed assets		50,891
Other assets		147,522
Total non-allowable assets, deductions and/or charges		206,413
Net capital before haircuts on securities		102,396
Haircuts		0
Net capital under SEC Rule 15c3-1	$	102,396
Aggregate indebtedness		
Accounts payable, accrued expenses and other liabilites	$	162,544
Total aggregate indebtedness	$	162,544
Computation of net capital requirement		
Minimum net capital requirements (the greater of $5,000 or 6 2/3% of aggregated indebtedness)	$	10,836
Net capital in excess of minimum requirement	$	91,560
Net capital less greater of 10% of minimum total indebtedness or 120% of minimum net capital requirement	$	86,142
Ratio of aggregate indebtedness to net capital		1.5874 to 1

WORDEN CAPITAL MANAGEMENT LLC

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF UNAUDITED FORM X-17A-5

December 31, 2014

	Net Capital Computation (Unaudited)	Net Capital Computation (Schedule 1)	Change
Net capital			
Total member equity	$ 259,327	$ 308,809	$ 49,482
Non-allowable assets, deductions and/or charges			
Commission Receivable	8,000	8,000	-
Fixed assets	15,786	14,720	(1,066)
Leasehold Improvements		36,171	36,171
Other assets	78,664	147,522	68,858
Total non-allowable assets, decutions and/or charges	102,450	206,413	103,963
Net capital before haircut on securities	156,877	102,396	(54,481)
Haircuts	0	0	-
Net capital under SEC Rule 15c3-1	$ 156,877	$ 102,396	$ (54,481)
Aggregate indebtedness			
Accounts payable, accrued expenses and other liabilites	$ 108,063	$ 162,544	$ 54,481
Total aggregate indebtedness	$ 108,063	$ 162,544	$ 54,481
Computation of net capital requirement			
Minimum net capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 7,204	$ 10,836	$ 3,632
Net capital in excess of minimum requirement	$ 149,673	$ 91,560	$ (58,113)
Net capital less greater of 10% of minimum total indebtedness or 120% of minimum net capital requirement	$ 146,071	$ 86,142	$ (59,929)
Ratio of aggregate indebtedness to net capital	.6888 to 1	1.5874 to 1	0.8986

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

The differences that exist between the broker/dealers originally filed FOCUS Part IIA and schedule A are the result of reclassification of advance; posting of prepaid asset and related liability; posting of fixed asset and related liability

WORDEN CAPITAL MANAGEMENT LLC
Notes to Statement of Financial Condition
December 31, 2014

NOTE 1: Organization and Nature of Business

Worden Capital Management LLC (The "Company") is a limited liability company registered in the State of New York. The Company is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and accordingly, is exempt from the remaining provisions of that rule. The Company clears all U.S. transactions on a fully disclosed basis through COR Clearing, an independent clearing firm. The Company does not hold customer funds or safe keep customer securities.

NOTE 2: Summary of Significant Accounting Policies

a) Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. At December 31, 2014 the Company did not have any cash equivalents.

b) Income Taxes

The company operates as a single member limited liability company for tax purposes. All income and losses are reported by the sole member on the entities tax return. Therefore, all income taxes are the responsibility of the sole member.

NOTE 2: Summary of Significant Accounting Policies (cont.)

b) Income Taxes (cont.)

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2014, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

c) Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation. Furniture, equipment and leasehold improvements are depreciated on a straight-line basis using their estimated useful lives.

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

d) Significant Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm, COR Clearing ("COR"). The Company's clearing and execution agreement provides that COR's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, COR records customer transactions on a trade date basis. COR is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case COR may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by COR is charged back to the Company.

The Company, in conjunction with COR, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. COR establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that

NOTE 2: Summary of Significant Accounting Policies (cont.)

d) Significant Credit Risk(cont.)

affect certain reported amounts and disclosures. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

e) Receivables from Clearing Broker

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker.

f) Revenues

The Company earns commission revenue from effecting trades in U.S. and non U.S. equity securities. Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

The Company earns revenue by charging an account maintenance fee.

NOTE 3: Financial Instruments

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs

NOTE 3: Financial Instruments (cont.)

Fair Value Hierarchy (cont.)

directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2014 the Company did not own any financial assets or liabilities other than cash and cash equivalents and other assets and liabilities with short and intermediate term maturities and defined settlement amounts. The carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

NOTE 4: Minimum Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 for ongoing concerns. As per page 13 and 14, the company's current requirement is $5,000. At December 31, 2014, the Company had a net capital of $102,396 which was $91,560 in excess of its required net capital of $10,836. The Company's net capital ratio was 1.5874 to 1.

NOTE 5: Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

NOTE 6: Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

NOTE 7: Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of investors. The Company's transactions are executed on behalf of customers and introduced to a clearing broker for a split of the commissions earned.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

NOTE 8: Disclosure of Statement of Financial Condition

A statement indicating that the Statement of Financial Condition for the most recent annual audit report of the broker or dealer pursuant to sec. 240.17a-5 is available for examination at the principal office of the broker or dealer and the regional or district office of the Securities & Exchange Commission for the region or district in which the broker or dealer has its principal place of business.

NOTE 9: Exemption Provisions

The Company has elected an exemption from Rule 15c3-3 based on section(2)(ii), which states "All customer transactions be cleared through another broker-dealer on a fully disclosed basis." The clearing company being used is COR Clearing.

NOTE 10: Commitment and Contingencies

The Company is obligated under the terms of a lease for the period May 1, 2012 through June 30, 2017. The rent expense for the year ended December 31, 2014 was $97,406. The following are the future payments:

Year	***Rent expense***
2014	$ 81,887
2015-2017	$ 263,261
Total	$ 345,148

NOTE 11: Commitment and Contingencies(cont.)

Broker Indemnification

The Company applies the provisions of ASC 460, *Guarantees,* which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify COR for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2013, no amounts were recorded under such agreement as no loss exists.

NOTE 12: Deposit with Clearing Broker

The Company maintains cash deposited with COR Clearing pursuant to fully disclosed clearing agreement ("Clearing Agreement") entered into on February 25, 2009, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2014, the Company had $25,000 deposited with COR Clearing. The deposit does not represent an ownership interest in COR Clearing.

NOTE 13: New Accounting Pronouncements

On July 30, 2014 the SEC released the final amendment to Rule 17a-5, Reports to Be Made by Certain Brokers and Dealers. The rule requires a broker-dealer that claims an exemption from Rule 15c3-3 throughout the most recent fiscal year to file an annual exemption report. The exemption report will include statements where the broker-dealer indicates that it has met the identified exemption provision throughout the most recent fiscal year without exception and if applicable, identifies each exception and briefly describes the nature of each exception. All broker-dealers will also be required to file Form Custody that will provide information on whether a broker-dealer maintains custody of customer and no-customer assets.

NOTE 14: Reclassifications

Certain items were reclassified from prior periods in order to be in conformity with current presentation, and had no material effect on reported earnings during those periods.

NOTE 13: Subsequent Events

We have evaluated all events or transactions that occurred from December 31, 2014 through February 24, 2015 the date our financial statements were available to be issued.